

NITED STATES
D EXCHANGE COMMISSION
ington, D.C. 20549

V f 2-28-02

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ANNUAL AUDITIED REPORT FORM X-17A-5 PARTIII



RECEIVED
FEB 26 2002

SEC FILE NUMBER
8-36703

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Foresters Equity Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6640 Lusk Blvd. #A-202
(No. and Street)

San Diego, California 92121
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephanie Akerstrom (858) 550-4844
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BOROS & FARRINGTON
(Name - if individual, state last, first, middle name)

11770 Bernardo Plaza Court, Suite 210, San Diego, CA 92128
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 12 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported b a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stephanie Akerstrom, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Foresters Equity Services, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None


JUDITH E. GIL
Notary Public — California
San Diego County
My Comm. Expires Oct 2, 2005

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation of Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

FORESTERS EQUITY SERVICES, INC. AND SUBSIDIARY

(A Wholly-owned Subsidiary of the Independent Order of Foresters)

Consolidated Financial Statements
And
Independent Auditor's Report

December 31, 2001 and 2000

FORESTERS EQUITY SERVICES, INC. AND SUBSIDIARY

(A Wholly-owned Subsidiary of The Independent Order of Foresters)

Table of Contents

Boros & Farrington
CERTIFIED PUBLIC ACCOUNTANTS
A Professional Corporation

11770 Bernardo Plaza Court, Suite 210
San Diego, CA 92128-2424
(858) 487-8518 Fax (858) 487-6794

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Foresters Equity Services, Inc. and Subsidiary

We have audited the accompanying consolidated statements of financial condition of Foresters Equity Services, Inc. and subsidiary (a wholly-owned subsidiary of The Independent Order of Foresters) as of December 31, 2001 and 2000, and the related consolidated statements of operations, changes in stockholder's equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Foresters Equity Services, Inc. and subsidiary at December 31, 2001 and 2000, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Boros & Farrington PC

January 28, 2002

FORESTERS EQUITY SERVICES, INC. AND SUBSIDIARY

(A Wholly-owned Subsidiary of The Independent Order of Foresters)

Consolidated Statements of Financial Condition

December 31, 2001 and 2000

ASSETS

	2001	*2000*
Cash	$ 478,504	$ 480,134
Investment in mutual funds	1,455,183	2,201,814
Certificate of deposit	26,049	-
Deposits with clearing organizations	45,000	45,000
Cash and cash equivalents	2,004,736	2,726,948
Commissions receivable	110,738	219,378
Fixed assets, net	116,599	132,640
Other assets	43,327	51,392
	$2,275,400	$3,130,358

LIABILITIES AND STOCKHOLDER'S EQUITY

	2001	2000
Liabilities		
Accounts payable and accrued expenses	$ 168,484	$ 242,397
Customer deposits	17,676	126,561
Due to parent	463,384	166,594
Total liabilities	649,544	535,552
Stockholder's equity		
Preferred stock, no par value; 1,000 shares authorized; none issued	-	-
Common stock, no par value; 150 shares authorized; 80 shares issued and outstanding	800,000	800,000
Additional paid-in capital	2,038,575	2,038,575
Accumulated deficit	(1,212,719)	(243,769)
Total stockholder's equity	1,625,856	2,594,806
	$2,275,400	$3,130,358

See notes to consolidated financial statements.

FORESTERS EQUITY SERVICES, INC. AND SUBSIDIARY

(A Wholly-owned Subsidiary of The Independent Order of Foresters)

Consolidated Statements of Operations

Years Ended December 31, 2001 and 2000

	2001	*2000*
Revenues		
Commissions	$1,923,417	$3,422,343
Gain (loss) from investment in mutual funds	(89,302)	98
Interest	7,565	14,706
Other revenues	59,608	52,293
Total revenues	1,901,288	3,489,440
Expenses		
Commissions and clearing costs	936,888	1,879,325
Compensation and employee benefits	924,654	920,089
Marketing	212,786	149,668
Licensing costs	248,385	72,830
Rent	98,010	68,364
Management fee	100,000	-
Consulting and professional fees	50,212	63,283
Depreciation and amortization	44,503	44,956
Other expenses	252,982	239,909
Total expenses	2,868,420	3,438,424
Income (loss) before income tax expense	(967,132)	51,016
Income tax expense	(1,818)	(5,161)
Net income (loss)	$ (968,950)	$ 45,855

See notes to consolidated financial statements.

FORESTERS EQUITY SERVICES, INC. AND SUBSIDIARY

(A Wholly-owned Subsidiary of The Independent Order of Foresters)

Consolidated Statements of Changes in Stockholder's Equity

Years Ended December 31, 2001 and 2000

	Common Stock	*Additional Paid-in Capital*	*Accumulated Deficit*
Balance, January 1, 2000	$800,000	$2,038,575	$ (289,624)
Net income	-	-	45,855
Balance, December 31, 2000	800,000	2,038,575	(243,769)
Net loss	-	-	(968,950)
Balance, December 31, 2001	$800,000	$2,038,575	$(1,212,719)

See notes to consolidated financial statements.

FORESTERS EQUITY SERVICES, INC. AND SUBSIDIARY

(A Wholly-owned Subsidiary of The Independent Order of Foresters)

Consolidated Statements of Cash Flows

Years Ended December 31, 2001 and 2000

	2001	*2000*
Cash flows from operating activities		
Net income (loss)	$ (968,950)	$ 45,855
Adjustments to reconcile net income (loss) to net cash from operating activities		
Depreciation and amortization	44,503	44,956
Changes in operating assets and liabilities		
Commissions receivable	108,640	(22,007)
Receivable from representatives	-	24,041
Other assets	8,065	2,639
Accounts payable and accrued expenses	(117,603)	(175,410)
Customer deposits	(108,885)	(74,705)
Due to parent	330,693	(15,358)
Net cash from operating activities	(703,537)	(169,989)
Cash flows from investing activities		
Purchase of Sylvan Agency, Inc.	(121,234)	-
Cash acquired in business acquisition	104,972	-
Certificate of deposit acquired in business acquisition	26,049	-
Capital expenditures	(28,462)	(78,285)
Net cash from investing activities	(18,675)	(78,285)
Net decrease in cash and cash equivalents	(722,212)	(248,274)
Cash and cash equivalents, beginning of year	2,726,948	2,975,222
Cash and cash equivalents, end of year	$2,004,736	$2,726,948

See notes to consolidated financial statements.

FORESTERS EQUITY SERVICES, INC. AND SUBSIDIARY

(A Wholly-owned Subsidiary of The Independent Order of Foresters)

Notes to Consolidated Financial Statements

1. THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation. The consolidated financial statements include the accounts of Foresters Equity Services, Inc. and its wholly owned subsidiary Sylvan Agency, Inc. (the "Company"). Foresters Equity Services, Inc. is a wholly-owned subsidiary of The Independent Order of Foresters ("IOF"). All significant intercompany transactions have been eliminated.

The Business. Foresters Equity Services, Inc. ("FESCO") is a registered broker-dealer licensed by the Securities and Exchange Commission ("SEC") and a member of the National Association of Securities Dealers. FESCO provides broker-dealer services involving primarily mutual funds and variable products. Sylvan Agency, Inc. provides insurance services on an agency basis.

Accounting Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Revenue Recognition. Security transactions and the related commission revenue are recorded on a trade date basis. Insurance commissions are recognized when the related insurance policies are accepted by the underwriters and premiums are paid. Bonus commissions and other revenues that are contingent or not subject to reasonable estimation are recognized when collected. Other revenues are generally recognized as services are rendered.

Fixed Assets. Fixed assets are stated at cost less accumulated depreciation. Maintenance and repairs which do not extend asset lives are expensed as incurred. Depreciation is provided on the straight-line method over the estimated useful lives of the assets, generally 5-7 years.

Cash and Cash Equivalents. Cash and cash equivalents consist of cash, investment in mutual funds, and deposits with clearing organizations which may be withdrawn on demand without penalty. Investments in mutual funds are valued at market value with the resulting differences between cost and market included in income.

Customer Deposits. Customer deposits relate to funds received for mutual fund purchases. Funds are deposited in a bank account maintained for the exclusive benefit of customers until they are promptly remitted to the appropriate entities.

Concentration of Credit Risk. The Company maintains cash in bank accounts which exceed federally insured limits and invests excess cash in mutual fund accounts. No credit losses have been experienced on these accounts. Management believes that any potential credit losses would be minimal and, accordingly, no reserve for such losses has been established.

Financial Instruments. The carrying values reflected in the statement of financial

FORESTERS EQUITY SERVICES, INC. AND SUBSIDIARY

(A Wholly-owned Subsidiary of The Independent Order of Foresters)

Notes to Consolidated Financial Statements

condition at December 31, 2001 and 2000 reasonably approximate the fair values for financial instruments. In making such assessment, the Company has utilized discounted cash flow analyses, estimates, and quoted market prices as appropriate. No allowance for potential credit losses was considered necessary at December 31, 2001 and 2000.

2. BUSINESS ACQUISITION

Effective September 30, 2001, the Foresters Equity Services, Inc. acquired all of the outstanding shares of Sylvan Agency, Inc. in exchange for cash of $121,234 which represents the book value of net assets as of the effective date. The acquisition has been accounted for as a purchase transaction. The following summarized the net assets acquired:

Assets	
Cash	$104,972
Certificate of deposit	26,049
Due from affiliate	33,903
	164,924
Less assumption of liabilities	(43,690)
Net assets acquired	$121,234

3. RELATED PARTY TRANSACTIONS

Due to IOF. The Company reimburses IOF for compensation and other costs that IOF pays on behalf of the Company. These costs amounted to approximately $977,000 in 2001 and $806,000 in 2000.

4. FIXED ASSETS

	2001	*2000*
Computer equipment and software	$349,928	$342,141
Other equipment	28,597	16,297
Leasehold improvements	14,785	14,785
Furniture and fixtures	54,966	50,727
	448,276	423,950
Less accumulated depreciation	(331,677)	(291,310)
	$116,599	$132,640

5. INCOME TAXES

The Company does not file consolidated income tax returns. The Company uses the liability method of accounting for income taxes whereby deferred tax asset and liability account balances are calculated at the balance sheet date using the current tax laws and rates in effect. Because temporary differences are insignificant and the future utilization

of operating loss carryforwards is uncertain, the Company has not recognized in the financial statements any deferred tax assets or liabilities.

At December 31, 2001, the Company has net operating loss carryforwards for financial statement purposes of approximately $1,100,000 which expire in various years through 2017.

The effective income tax rate varies from the statutory federal income tax rate of 34% for the following reasons:

	2001	*2000*
"Expected" federal income tax (expense) benefit	$ 329,443	$(17,345)
State income tax	(1,818)	(5,161)
Change in valuation allowance	(329,443)	17,345
Income tax expense	$ (1,818)	$ (5,161)

6. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The Company had no borrowings under subordination agreements at December 31, 2001 and 2000.

7. NET CAPITAL REQUIREMENTS

Under Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital (as defined) and a ratio of aggregate indebtedness to net capital (as defined) not exceeding 15 to 1.

The Company's ratio at December 31, 2001 was 0.5571 to 1. The basic concept of the Rule is liquidity, its object being to require a broker-dealer in securities to have at all times sufficient liquid assets to cover its current indebtedness. At December 31, 2001, the Company had net capital of $1,100,565 which was $1,059,687 in excess of the amount required by the SEC.

8. RESERVE REQUIREMENT FOR BROKERS AND DEALERS IN SECURITIES

The Company is exempt from provisions of Rule 15c3-3 (per paragraph K(2)(A) of such Rule) under the Securities Exchange Act of 1934 as an introducing broker or dealer transacting security transactions on a fully disclosed basis. The Company does not maintain physical custody of securities. Because of such exemption the Company is not required to prepare a determination of reserve requirement for brokers and dealers in securities.

*****

FORESTERS EQUITY SERVICES, INC. AND SUBSIDIARY

(A Wholly-owned Subsidiary of The Independent Order of Foresters)

Schedule I
Computation of Net Capital
Pursuant to Rule 15c3-1

December 31, 2001

	Audited Financial Statements	*FOCUS X-17A-5 Part IIA*	*Differences*
Total stockholder's equity	$1,625,856	$1,611,036	$ 14,820
Less non-allowable assets			
Cash	750	750	-
Receivable from subsidiary	68,586	-	(68,586)
Net assets of subsidiary	95,665	95,665	-
Fixed assets	116,599	121,562	4,963
Other assets	43,327	41,127	(2,200)
Net capital before haircuts on security positions	1,300,929	1,351,932	(51,003)
Less haircuts on security positions			
Investment in mutual funds	200,364	130,967	(69,397)
Net capital	$1,100,565	$1,220,965	$(120,400)
Total aggregate indebtedness (excluding subsidiary indebtedness)	$ 613,167	$ 624,513	$ (11,346)
Ratio of aggregate indebtedness to net capital	0.5571	0.5115	
Minimum net capital required	$ 40,878	$ 41,593	

Note: The differences result primarily from audit adjustments to commissions receivable, commissions payable, accrued liabilities, prepaid expenses, and accumulated depreciation.

FORESTERS EQUITY SERVICES, INC. AND SUBSIDIARY

(A Wholly-owned Subsidiary of The Independent Order of Foresters)

Schedule II
Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3

December 31, 2001

Because the Company does not hold funds or securities for the account of any customers, as defined by Securities and Exchange Commission Rule 15c3-3, no reserve is required and this schedule is not applicable. Consequently, a reserve requirement was not calculated in Part II of Form X-17A-5 of this Company's FOCUS report as of December 31, 2001; and a reconciliation to that calculation is not included herein.

FORESTERS EQUITY SERVICES, INC. AND SUBSIDIARY

(A Wholly-owned Subsidiary of The Independent Order of Foresters)

Schedule III
Information Relating to the Possession or Control Requirements
Pursuant to Rule 15c3-3

December 31, 2001

The Company is exempt from Rule 15c3-3 under the exemptive provisions of section (k)(2)(A) and, accordingly, has no possession or control requirements.

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL STRUCTURE

Board of Directors
Foresters Equity Services, Inc. and Subsidiary:

In planning and performing our audit of the financial statements of Foresters Equity Services, Inc. and Subsidiary (the "Company") for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and in complying with the conditions of exemption from Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment of securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be a material weakness as defined above.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives. In addition, the Company was in compliance with the exemptive provisions of Rule 15c3-3 at December 31, 2001 and, further, no facts came to our attention indicating that the Company was not in compliance with such conditions during the year ended December 31, 2001.

This report is intended solely for the use of management and the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Boros & Farrington PC

January 28, 2002